FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly traded company

CNPJ/MF Nº 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), pursuant to Law No. 6,404/76, as in force, the Resolution of CVM No. 44/21 and in line with the notices disclosed to the market regarding the process of sale of the entire stake in Almacenes Éxito (“Éxito”), hereby informs its shareholders and the market that:

On this date, after the conclusion of Tender Offer (“TO”) launched by Calleja Group (“Buyer”) for the acquisition of Éxito’s shares, that took place in Colombia and United States of America, the Company received the amount of U$156.4 million, equivalent to R$789 million¹, with the sale of the totality of the remaining stake in Éxito’s share capital, corresponding to 13.31%.

The conclusion of Éxito’s sale highlights the most relevant step in the non-core assets sales plan, aiming not only the Company’s deleverage, but also the improvement of efficiency in capital allocation. In this context, there’s already been concluded sales that totaled, around, R$1.5 billion since the 2nd quarter of 2023, including Éxito’s sale, being: (i) 11 stores in a sale and leaseback transaction, totaling R$330 million; (ii) land located in Barra da Tijuca, Rio de Janeiro, in the amount of R$247 million; (iii) other non-core assets totaling R$52 million and (iv) total participation in CNova, in the amount of R$53.5 million. The Company keeps negotiations to conclude the sale of other non-core assets according to its deleverage plan.

São Paulo, January 23, 2024.

Rafael Russowsky

Vice-President of Finance and Investor Relations Officer

¹Exchange Rate from Dollar to Real of R$5.04 corresponding to a currency hedge made in October 2023

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 23, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.